SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Viggle Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672V
(CUSIP Number)

Mitchell J. Nelson, 430 Park Avenue, 6th Floor, New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications)

09/06/2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92672V	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 106,818,087
SHARES BENEFICIALLY	8	SHARED VOTING POWER 109,518,087
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 106,818,087
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 109,518,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,518,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92672V	SCHEDULE 13D/A	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.001 per share, of Viggle Inc., a Delaware corporation (the “Company”).

Item 2.  Identity and Background.

(a)	The Reporting Person is Robert F.X. Sillerman.

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)
The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company.  The Reporting Person is also the Executive Chairman and Chief Executive Officer of SFX Entertainment Inc., 430 Park Avenue, 6th Floor, New York, NY  10022.

(d)	During the past five years, the reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Sillerman has used his personal funds to make the purchases of the Company’s securities.

Item 4.  Purpose of Transaction.

On March 11, 2013, Viggle Inc. (the “Company”) and Sillerman Investment Company II LLC (“SIC II”), an affiliate of the Company’s Executive Chairman and Chief Executive Officer, entered into an amended and restated line of credit (the “New $25,000,000 Line of Credit”) to the Company, pursuant to which the Company may, from time to time, draw on the New $25,000,000 Line of Credit in amounts of no less than $1,000,000.  On September 6, 2013, the Company drew $2,000,000 under the New $25,000,000 Line of Credit, bringing the total amount drawn by the Company under the New $25,000,000 Line of Credit to $9,000,000.  In accordance with the terms of the New $25,000,000 Line of Credit, the Company has issued to SIC II in connection with such draws warrants to purchase 9,000,000 shares of the Company’s Common Stock, par value $0.001 per share (the “Draw Warrants”).  These warrants shall be exercisable at a price of $1.00 per share and shall expire five (5) years after issuance.  As previously reported on Amendment No. 1 to this Schedule 13D filed on March 21, 2013, Mr. Sillerman had already received warrants to purchase 10,000,000 shares of Common Stock for guaranteeing amounts under the Company’s Term Loan Agreement with Deutsche Bank Trust Company Americas, under which the Company has borrowed $10,000,000 (the “DB Line”). The total outstanding principal of the DB Line and the New $25,000,000 Line of Credit may not exceed $25,000,000.

The Board of Directors also approved for purposes of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the transaction and the issuance of the warrants for purposes of securing an exemption for such acquisition of all such warrants and the shares into which they may be converted by SIC II.  As approved by the Board of Directors, SIC II is a director of the Company by deputization for purposes of securing an exemption for these transactions from the provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

As previously reported on the Company’s Current Report on Form 8-K dated July 6, 2012, the Company and Sillerman Investment Company LLC (“SIC”) entered into a Line of Credit Grid Promissory Note on June 29, 2012, which was subsequently amended (as amended, the “$20,000,000 Line of Credit Note”).  The $20,000,000 Line of Credit Note was fully drawn, so that the Company owed SIC $20,781,746 thru March 11, 2013 in outstanding principal and accrued interest.  On March 11, 2013 SIC exchanged the $20,000,000 Line of Credit Note for an 8% Convertible Secured Note (the “8% Note”). At such time, the amount outstanding under the 8% Note was $20,781,746.  The 8% Note is convertible into the Company’s Common Stock at a rate of $1.25 per share.  Accordingly, as interest accrues, the number of shares into which the 8% Note may be converted increases.  As of the date hereof, the total amount of accrued and unpaid interest on the 8% Note is $1,748,098.  The amount of shares beneficially owned by the Reporting Person in this Amendment to Schedule 13D therefore reflects an updated number of shares issuable on conversion of the 8% Note to reflect accrued and unpaid interest on the 8% Note.

The Board of Directors also approved for purposes of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the transaction and the issuance of the warrants for purposes of securing an exemption for such acquisition of all such warrants and the shares into which they may be converted by SIC II.  As approved by the Board of Directors, SIC II is a director of the Company by deputization for purposes of securing an exemption for these transactions from the provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

The Reporting Person beneficially owns 109,518,087 shares of common stock, including the following:

(i)
The Reporting Person directly owns 5,730,455 shares of the Company’s common stock and also holds options to purchase 2,500,000 shares of the Company’s common stock, which options were granted on April 4, 2013 pursuant to an amendment to the Reporting Person’s employment agreement with the Company.

(ii)	The Reporting Person also indirectly owns 101,287,632 shares of the Company’s common stock, including the following:
a.
54,579,699 shares of common stock owned by Sillerman Investment Company, LLC  (which amount includes 46,267,000 shares held by Sillerman Investment Company, as well as an additional 8,312,699 shares of common stock issued to such entity pursuant to the Exchange Agreement as described in Section 4(c) of the Amendment No.1 to this Schedule 13/D);

b.	5,000,000 shares of common stock owned by Sillerman Investment Company II, LLC,
c.	2,064,000 shares of common stock issuable upon the exercise of warrants held by Sillerman Investment Company, LLC which are exercisable at $8.00 per share;
d.	545,455 shares of common stock issuable upon the exercise of warrants held by Sillerman which are exercisable at $5.00 per share;
e.	19,000,000 shares of stock issuable upon the exercise of warrants held by Sillerman Investment Company II LLC, which is exercisable at $1.00 per share;
f.	17,398,478 shares of common stock held by Sillerman Investment Company LLC pursuant to the conversion of the 8% Note, as described in Section 4 hereof; and
g.	2,700,000 shares of common stock owned of record by Laura Baudo Sillerman, the Reporting Person’s spouse.

For purposes of Items 7 and 9 of the cover page of this Schedule 13D, the Reporting Person has included all of the above shares, other than the 2,700,000 shares held by Laura Baudo Sillerman, the Reporting Person’s spouse.  Those additional 2,700,000 shares are included in Items 8 and 10 of the cover page of this Schedule 13D. The Company’s most recent Quarterly Report on Form 10-Q reported that the Company had 82,641,753 shares of its common stock outstanding. Of the amounts set forth above, the 2,064,000 shares described in Section (ii)(c), the 545,455 shares described in Section (ii)(d), the 19,000,000 shares described in Section (ii)(e) and the 17,398,478 shares described in Section (ii)(f) are not yet outstanding, and the 8,312,699 shares of common stock described in Section (ii)(a) were not outstanding as of the date of the most recent Quarterly Report on Form 10-Q. Therefore, the Reporting Person has assumed that those shares are outstanding for calculating his percentage of common stock of the Company that he beneficially owns. In addition, the Reporting Person is aware of an additional 6,419,636 warrants that the Company has issued in prior financing transactions that are exercisable (the “Third Party Warrants”), as well as an additional 7,890,760 shares issued pursuant to the Company’s Executive Incentive Plan that are exercisable (the “Employee Shares”). The Reporting Person has also assumed that all such shares are outstanding for purposes of calculating his percentage ownership. As a result, the 109,518,087 shares owned by the Reporting Person and set forth above represent 74.6% of the Company’s common stock. If, however, the Reporting Person assumed that all of the above shares, other than the Third Party Warrants and the Employee Shares, were outstanding, then the 109,518,087 shares owned by the Reporting Person would represent 82.7% of the Company’s common stock. Although an unaffiliated party owns a minority interest in SIC, because the Reporting Person owns and controls a majority of SIC, the Reporting Person has classified those shares in the sole voting and dispositive power categories.

In the previous 60 days, the Reporting Person has acquired Draw Warrants described in Item 4 above.  In addition, the number of shares issuable upon conversion of the 8% Note has increased by virtue of additional interest having accrued on such note.

The Reporting Person is in discussions with the Company regarding restructuring its equity interests in the Company and intends to imminently enter into a transaction relating to a restructuring.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The Reporting Person is the owner of Sillerman Investment Company, LLC (subject to the minority interest of an unaffiliated third party) and Sillerman Investment Company II, LLC and thus controls the shares held by such entities.

Item 7.  Material to Be Filed as Exhibits.

Reference is made to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 15, 2013, in which the Company described: (a) the New $25,000,000 Line of Credit, (b) the warrants issued in connection with draws under the New $25,000,000 Line of Credit and (c) the $20,000,000 Note.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIGGLE INC.

September 16, 2013	By:	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman
Executive Chairman and Chief Executive Officer